[Letterhead of Morgan Stanley & Co. Incorporated]

July 12, 2010

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Mail Stop 3561

Re:	Smart Technologies Inc. (the “Company”)
Registration Statement on Form F-1 (File No. 333-167738)

Ladies and Gentlemen:

As Representatives of the several underwriters of the proposed public offering of up to 40,595,000 shares of common stock, we hereby join the Company’s request for acceleration of the above-referenced Registration Statement, requesting effectiveness for 3:00 p.m. eastern time on July 14, 2010, or as soon thereafter as is practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, we wish to advise you that we have effected the following distribution of the Company’s Preliminary Prospectus dated June 28, 2010, through the date hereof:

Preliminary Prospectus dated June 28, 2010:

7440 total copies distributed between June 28, 2010 and July 12, 2010:

•	6304 to 9 prospective underwriters

•	1067 to 1067 institutional investors

•	0 to 0 prospective dealers

•	65 to 65 individuals

•	4 to 4 rating agencies

•	0 to 0 others

The undersigned advise that they have complied and will continue to comply with Rule 15c2-8 under the Securities Exchange Act of 1934.

Very truly yours,

MORGAN STANLEY & CO. INCORPORATED
DEUTSCHE BANK SECURITIES INC.
RBC DOMINION SECURITIES INC.
As Representatives of the several Underwriters

By:	Morgan Stanley & Co. Incorporated

By:	/s/ Morgan Stanley & Co. Incorporated
(Morgan Stanley & Co. Incorporated)